

July 22, 2015

<u>Via Facsimile</u>
Mr. Nicholas Kovacevich
Chief Executive Officer
Kush Bottles, Inc.
1800 Newport Circle
Santa Ana, CA 92705

      Re: **Kush Bottles, Inc.**
              Amendment 2 to Registration Statement on Form 10
              Filed July 10, 2015
              Quarterly Report on Form 10-Q for the quarter ended May 31, 2015
              Filed July 20, 2015
              File No. 0-55418

Dear Mr. Kovacevich:

      We reviewed the filings and have the following comments.

<u>Quarterly Report on Form 10-Q for the quarter ended May 31, 2015</u>

<u>Note 1 – Nature of Business and Significant Accounting Policies, page 8</u>
<u>Acquisition of Dank Bottles, LLC, page 8</u>

1. Please include a discussion of the specific underlying factors that are expected to lead to goodwill being recognized in the acquisition. Please refer to ASC 805-30-50-1a for guidance.

2. Please expand your disclosures to include a schedule showing the total consideration by each major class of consideration, including non-cash consideration paid by Kush Bottles Inc. for its acquisition of Dank Bottles LLC. In that regard, while we note your disclosure on page 8 that the value of non-cash consideration is considered preliminary, please tell us and disclose the significant assumptions used to preliminarily value the 3,500,000 shares that were provided by Kush Bottles Inc. as consideration for the acquisition as of April 10, 2015. Please refer to ASC 805-30-50-1b for guidance.

3. We note that the purchase price allocation is considered preliminary. Please provide summarized disclosures that discuss the potential impact of changes in the preliminary

purchase price allocations to the acquired assets and liabilities assumed from the acquisition of Dank LLC. Your disclosures should include the reasons that the accounting is incomplete and a discussion of the information precluding the accounting from being complete on an item by item basis. Furthermore, please disclose the nature of any assets or liabilities that may ultimately be recorded as part of the purchase price allocation that the company is aware of and is currently evaluating but waiting on additional information to the extent applicable. Please refer to ASC 805-10-50-6 for guidance.

4. While we note your disclosure on page 8 that the preliminary allocation is not final and includes "finalization of the valuations and useful lives for identifiable assets," it is not apparent what those preliminary useful lives currently are. Given that Dank LLC is included in the consolidated operations of Kush Bottles LLC as of May 31, 2015, please expand your disclosures to include the weighted average amortization periods for the customer list and non-compete intangibles included in the purchase price allocation. Furthermore, please disclose the aggregate amortization expense that was recorded from the acquisition date through May 31, 2015. Please refer to the guidance in ASC 350-30-50-1a. and ASC 350-30-50-2.

5. We note that you do not include any pro forma adjustments in your unaudited supplemental pro forma information related to amortization expense for the impact of any intangibles acquired as a result of the acquisition of Dank Bottles LLC. Given your disclosure on page 9 that acquired intangibles represents greater than 79% of the total consideration paid and that amortization expense should have been recorded for the period from April 10, 2015 through May 31, 2015, please tell us your consideration for not including any adjustments reflecting amortization expense as a result of the acquired intangibles in your supplemental pro forma information. Furthermore, please clarify whether your pro forma financial information includes the impact of the acquired property plant and equipment and related depreciation expense as a result of the acquisition of Dank Bottles LLC.

6. We note that your purchase price allocation does not explicitly include an amount associated with debt assumed from Dank Bottles LLC as part of the acquisition. We further note that in the condensed pro forma balance sheet on page F-36 of Amendment 2 to your Form 10, the pro forma balances continue to reflect amounts related to historical amounts attributed to debt that Dank Bottles LLC incurred after taking into consideration any eliminations. As such, please tell us whether any debt was assumed by Kush Bottles Inc. in its acquisition of Dank. To the extent that debt was assumed, please tell us how you considered the assumed debt in the purchase price allocation.

7. We note your disclosure on page 14 that the company leases various facilities, including a facility in Denver, Colorado with the lease expiring on March 31, 2020. This appears to be

the same facility that Dank leases in Denver, Colorado as disclosed on page F-34 of Amendment 2 to your From 10. To the extent that they are the same and this lease was assumed by Kush Bottles Inc. upon its acquisition of Dank, tell us what consideration was given to identifying whether the terms of the lease are favorable or unfavorable when establishing your preliminary estimated purchase price allocation. See ASC 805-20-25-12.

Closing

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Exchange Act and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

 In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 if you have any other questions.

 Very truly yours,

 /s/ Craig E. Slivka, for

 Pamela A. Long

Mr. Nicholas Kovacevich
Kush Bottles, Inc.
July 22, 2015
Page 4

Assistant Director